CryptoLogic Inc.

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2004

Play the World™

Dated March 24, 2005

TABLE OF CONTENTS

ITEM 1: INTRODUCTION	1
ITEM 2: CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	2
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	3
ITEM 4: DESCRIBE THE BUSINESS	6
Summary	6
Principal Markets	6
Distribution Methods	8
Revenue	8
Production and Services	9
Specialized Skill and Knowledge	9
Competitive Conditions	10
New Products and Services	11
Intangible Properties	12
Cycles	13
Economic Dependence	13
Changes to Contracts	13
Employees	13
Foreign Operations	13
Risk Factors	14
ITEM 5: DIVIDENDS	20
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE	20
ITEM 7: MARKET FOR SECURITIES	20
ITEM 8: DIRECTORS AND OFFICERS	21
ITEM 9: LEGAL PROCEEDINGS	25
ITEM 10: TRANSFER AGENTS AND REGISTRARS	26
ITEM 11: ADDITIONAL INFORMATION	26

Item 1: INTRODUCTION

All dollar amounts in this Annual Information Form are in United States dollars, except where indicated otherwise. Effective January 1, 1998, the Company’s reporting currency is in United States dollars. Some figures and percentages may not total exactly due to rounding.

Certain general information contained in this Annual Information Form concerning the industry in which the Company operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Certain statements contained in this Annual Information Form constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding the growth of the online gaming industry and future governmental, legislative and legal developments. When used in this document, the words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Item 2: CORPORATE STRUCTURE

Name, Address and Incorporation

CryptoLogic Inc. (“CryptoLogic” or the “Company”) was formed by articles of amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.

The Company’s registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4. The Company’s head office is located at 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5.

On June 28, 1996, the Company changed its name from “Inter.tain.net Inc.” to its current name, “CryptoLogic Inc.”

Intercorporate Relationships

The organizational structure of the Company and our operating subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2004 is set forth below. For the remainder of this document, the consolidated operations of the Company and our Subsidiaries will be referred to collectively as “we”, “our”, the “Company” or “CryptoLogic,” unless otherwise specifically noted. CryptoLogic is the software group located in Canada, which provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”). Located in Cyprus and the United Kingdom, the WagerLogic group of companies provides licensing for our Internet gaming software, e-cash management, customer support and other services to third-party gaming operators or licensees around the world. Our WagerLogic subsidiary is responsible for the overall licensing of our total gaming software solution and services including the provision of 24/7 customer support to our licensees’ global player base. Our ECash Direct subsidiary provides an integrated e-cash management system that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our Ads Dot Com subsidiary is a marketing and management services agency to licensees.

Note:

In all cases in the above chart, the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.

Item 3: GENERAL DEVELOPMENT OF THE BUSINESS

CryptoLogic is a global leading software and services provider to the Internet gaming market. Today, we are the world’s largest publicly traded online gaming software developer and supplier, and our leadership in regulatory compliance makes us one of very few companies with gaming software that is certified to strict standards similar to land-based gaming. As at December 31, 2004, through our wholly-owned subsidiary, WagerLogic Limited (“WagerLogic”), we license and support our Internet-based gaming software package to 11 licensees located around the world, including a number of strong UK brand name and land-based gaming organizations. Our licensees have government authority to operate Internet gaming sites in two jurisdictions, Alderney in the British Isles and the Netherlands Antilles.

Since inception, our software solutions have processed over $25 billion in secure online wagers for more than 2 million players in 240 countries worldwide.

Three-Year History

The global online gaming industry has grown from $6.0 billion in 2002 to $9.2 billion in revenues in 2004, and is forecast to rise to $12.0 billion in 2005, according to Global Betting and Gaming Consultants. We are mindful that while online gaming continues to grow rapidly, we continue to operate in a challenging business environment faced with regulatory uncertainty including US efforts aimed at banning online gaming, restrictions by some US credit card processors and certain US advertisers, and heightened competition.

International markets – such as Europe and particularly the United Kingdom – have become a core focus for CryptoLogic over the past three years. Our international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in foreign (or non-North American) markets that are embracing Internet gaming and represent attractive growth potential.

As the industry becomes increasingly competitive and sophisticated, we emphasize product diversification to leverage our core competency in online casino gaming and expand into large, emerging game segments such as poker and bingo that will drive incremental revenue.

CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers.

CryptoLogic has continued to deliver expanded and enhanced products and services to our customer base in order to remain an industry leader. In order to accomplish this, considerable time and financial resources have been invested in strategic areas of our product development and system capabilities over the past three years.

In particular starting in the third quarter of 2004, CryptoLogic embarked on a $10 million investment program, which was above and beyond our normal course expenditures, to significantly upgrade our casino and poker gaming platform, system infrastructure and scalability and back-office systems and customer support. Approximately 70% or $7.1 million of the program was invested in 2004. The majority of this program is expected to be completed by the end of the first half of 2005.

The following summarizes key milestones the Company has achieved over the past three years that have been important to maintaining our stature as the leading public software company in the online gaming industry:

1.	International growth – CryptoLogic has achieved increasing geographic diversification as reflected in licensees’ international revenue growing to over 60% in 2004, up from over 55% in 2003 and 40% in 2002 – this reinforced the Company’s global strategy and corporate slogan of “Play the World™”. We work with some of the best international names in online and land-based gaming including William Hill, Littlewoods Gaming, InterCasino, The Ritz Club London Online, ukbetting and Betfair. We have developed a strong presence in the UK, where regulation of online gaming could be legislated as early as 2005. In order to focus on quality versus quantity of licensees that yield the greatest “return on effort”, WagerLogic also rationalized and reduced the number of licensees from a high of 21 in 2003 to 11 in 2004 by our choice, which we expect that number to reduce further. Our geographic mix represents a well-diversified business that mitigates regulatory uncertainty in any one jurisdictions, while maximizing opportunities around the world.

2.	Market-oriented solutions – Although CryptoLogic was instrumental in pioneering the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested significantly in product research and development and service enhancements, including our major investment program highlighted earlier. In the last few years, we have released new poker and bingo products, and continued to expand and enhance our core casino software. These product releases have included new choices and variations of popular slot and casino table games such as a potential million-dollar progressive slot, an integrated bingo/slot offering, 9-Line slots, and the Internet’s first “Fruit Machines” – a tradition in UK pubs. We also continued to expand the functionality of our poker software to add multi-table and satellite tournament capabilities and scaled up our system to support 10,000 simultaneous poker players online to date. We also continued to expand our payment solution including new e-check/debit methods (ex. Neteller, FirePay, TeleBuy, 900Pay, Citadel, EverywhereMoney), and enhanced fraud controls (ex. third-party address/credit card verifications, negative databases, poker fraud tool).

3.	Regulatory leadership – We are one of the few online gaming providers in the world to have our software certified in highly regulated jurisdictions comparable to land-based casino standards. This was achieved in Alderney and the Isle of Man, both in the British Isles. In order to achieve government approval, we were subject to extensive probity to ensure the integrity of our Company and key personnel, and our software was reviewed and certified by government-accredited independent testing organizations that audited our software to ensure fair and responsible gaming. CryptoLogic is also one of the few publicly traded online gaming software companies in the world. In September 2003, CryptoLogic also listed and commenced trading on the Main Market of the London Stock Exchange to grow our presence in European markets. Our public company transparency, regulatory approval and experience put us in a competitively favourable position as more jurisdictions such as the UK, which is targeting new legislation as early as 2005, move to implement high regulatory standards for online gaming.

Trends

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists have increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. In particular, we have heightened investments in Internet casino and poker, which are experiencing increasing competition and player demands. We are already experiencing early returns from these investments.

Should prohibitions on online gaming legislation be introduced in the United States, industry participants in this market may increasingly focus their business on our primary market in the UK, which could place further competitive pressures on our business.

Given the trend to regulate online gaming in Europe, the costs associated with carrying on business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. While we presently meet the highest standards for compliance and certification in Alderney and the Isle of Man, changes in regulatory requirements, including regulatory fees and taxation, could impact on the costs of doing business.

Not all changes in the industry are foreseeable, but the growth of the industry, heightened competition and anticipated legislation will likely accelerate the need to offer comprehensive player solutions at an increasing rate.

Item 4: DESCRIBE THE BUSINESS

Summary

CryptoLogic is the largest public online gaming software developer and supplier, and a leader in the global Internet gaming industry. We trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ National Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). Our software development group and head office are located in Canada, which provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic. Located in Cyprus and the United Kingdom, the WagerLogic group of companies provides licensing for our Internet gaming software, e-cash management, customer support and other services to third-party gaming operators or licensees around the world. Our integrated e-cash management system enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our 24/7 customer call centre support helps our licensees’ players with technical questions or assistance with the gaming software and e-cash accounts. Other licensee services include marketing and management services.

As at December 31, 2004, we had 11 licensees located around the world including a number of strong UK brand name and land-based gaming organizations. Our licensees have government authority to operate their online gaming operations, principally in the Netherlands Antilles and Alderney, in the British Isles.

Principal Markets

CryptoLogic, through WagerLogic, provides a complete, turn-key online gaming solution predominately focused on the Internet casino and poker segments of the global online gaming industry. We work with a select group of international brand name licensees and target prospective licensees with a priority focus in our key geographic markets of the UK and Europe, which we view as the regions that offer the best near-term growth opportunities.

Our total online gaming solution comprises of:

1.	A broad Internet-based gaming software suite featuring:

•	more than 100 casino table and slot games

•	multi-player bingo

•	player-to-player poker

•	multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian)

•	multiple currencies (US dollars, British pound sterling and Euros)

•	multiple platforms (download, non-download (Java and Flash), wireless;

•	play-for-fun and play-for-cash mode;

2.	An integrated, proprietary e-cash management system; and

3.	24/7 multi-language customer support.

Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos, bingo halls or poker rooms. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, bingo hall or poker room, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Our most popular casino games are also available on both the Java and Flash platforms, which provide an entertaining gaming experience without having to wait for a download.

Among other things, our software contains proprietary encryption features, which allow secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and e-cash transactions in real-time.

Our gaming solution is complemented by an integrated e-cash management system. We provide Internet-based electronic commerce support and technology to our licensee customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. For the majority of our licensees, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as outlined in the applicable licensing agreement). Two licensees have responsibility for their own e-cash systems to enable an integrated account of all their online offerings, which would have our licensees remit licensing fees to us.

Utilizing our electronic commerce software, users can purchase electronic cash through a wide range of payment options – by credit card, debit card, electronic wallet, electronic check, transfer from their bank account, wire transfer, or personal check, or have the balance in their account returned through their credit card account, by check or their electronic wallet. Users of our electronic commerce software products are charged nominal fees for using this service.

We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base, which is available to help players with technical questions or assistance with the gaming software and e-cash accounts.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.

Distribution Methods

We currently market our technology and services through a select sales and marketing strategy whereby we identify key potential customers that meet our licensee profile, and then contact such prospects directly. We also attend industry trade shows around the world to generate new prospects, and respond to referrals from existing customers and other industry participants. In keeping with our focus on quality over quantity, we have become increasingly selective and refined our target of new licensees to only one or two substantial new customers each year that have, what we consider, the criteria for success – a trusted brand name, an established base of gamers to cross-market new products, and the financial resources and commitment to market their site in a global and competitive environment.

We do not limit our sales efforts to particular jurisdictions. However, the US market continues to face challenges, given legislative uncertainty arising from prohibition initiatives. Therefore, we are leveraging our strong UK licensee base to continue to focus our sales and marketing efforts in our key markets of the UK and Europe, and explore longer term prospects in Asia.

Our strategy for Europe and Asia include multi-language and multi-currency versions – both actively marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base.

While Asia offers large market potential, this region represents a longer term opportunity because of higher barriers to entry due to fragmented legislation and no single popular payment form. We attend Asian-Pacific trade shows and look to identify local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that will generate an appropriate return.

Revenue

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including the provision of software customization and advertising services. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

In fiscal 2004, revenue was $63.7 million (2003: $44.2 million), with 96% (2003: 95%) of this amount represented by recurring software licensing fees. Other revenue sources accounted for 4% of revenue (2003: 5%).

Fee revenue from our casino and bingo businesses are calculated as a percentage of a licensee’s level of activity in its online casino or bingo site. By contrast, fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. 75% of our total revenue was derived from our casino business in 2004 (2003: 82%); while approximately 20% was attributable to online poker (2003: over 10%) and approximately 2% from bingo (2003: 2%).

Production and Services

Through its wholly owned subsidiary, WagerLogic, the Company’s gaming software, integrated e-cash management system and 24/7 customer support, are licensed typically as a complete solution to an international customer base. WagerLogic licensees pay an initial one-time customization fee to brand the software to the look and feel of that particular customer and then an ongoing fee for the licensing and support of the software, calculated as described earlier. The Company’s research and development (R&D) activities are predominantly performed in-house by approximately 61% of the Company’s workforce at 2004 year end and who are located in Canada. Certain game variations and themes may be outsourced to third-party development organizations. In 2004, we began to organize our Company into dedicated teams to specialize in strategic focus areas: i) casino and poker game development and enhancements; ii) system infrastructure and scalability; and iii) enhancement of our customer support and back-office processing. Of the Company’s development staff, 51% was in casino software, 19% in poker software, 14% in product and back-office support and the remaining 16% in global IT and operations support. System infrastructure servers, which include gaming servers, e-cash servers, database servers and download servers, are required to ensure effective operations of licensees’ online gaming sites. The Company maintains the infrastructure servers, which are located in various jurisdictions around the world in secure facilities.

Specialized Skill and Knowledge

As at December 31, 2004, our Company, including our subsidiaries, employed 291 people, with 219 employees located in Canada and 72 located internationally. More than 80% of our staff is dedicated to development, compliance, sales, licensee and customer support.

Our ability to attract and retain highly skilled technical and management personnel and a multi-lingual customer support staff is one of the key factors in our success.

As the demand for gaming options and the quality of products increases, additional staffing requirements will need to be met to remain competitive. In 2004, our employees increased to 291 from 175 in 2003. We anticipate that future growth in numbers of employees will moderate.

Competitive Conditions

Although online gaming is a fast-growing industry, it is becoming increasingly competitive and sophisticated. Global Betting and Gaming Consultants, a consulting firm focused on the land-based and online interactive gaming industries, suggests that the global market for online gaming, which comprises casino games, sports betting, bingo, poker and lotteries, will rise to $12.0 billion in annual gaming revenue in 2005, up from $9.2 billion in 2004. While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, current estimates are around 1,200 online gaming properties (source: Casino City), down from more than 1,800 according to River City Group several years ago – which points to industry consolidation.

CryptoLogic’s primary focus areas are in online casino and poker, which are proven, cash generative business segments on the Internet. Online casino first developed almost 10 years ago. Therefore, Internet casino is a more mature and competitive marketplace, although it remains a major pillar at over 20% of the global online gaming market. Online poker is today’s fastest-growing segment in interactive gaming. While Internet poker has grown 20-fold in recent years and is running at a current annualized rate of approximately $2 billion (according to PokerPulse), this sector is already dominated by major operators offering liquidity (that is, a site which is well populated to ensure a player will always find a game, anytime and at his stake level), a variety of games and tournaments. Although it is unreasonable to expect online poker to continue to grow at the same dramatic pace, industry experts forecast poker to continue at a healthy rate to exceed 100% growth in 2005 (according to Global Betting and Gaming Consultants).

Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the emerging development of the industry and the multitude of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic. Increased competition from current and future competitors and increased expenditures has and will result in the reduction of margins, or could result in the loss of market share.

The global nature of Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices.

New Products and Services

In 2004, we enhanced our poker software with the introduction of new multi-table and satellite tournament capabilities, which enabled licensees to offer major online tournament events and larger cash prizes – huge marketing draws to players to generate increasing traffic. We also helped our licensees introduce their first land-based, televised poker tournament held in St. Maarten in the Caribbean in December 2004. This inaugural poker event attracted 157 online and land-based professionals and amateurs from around the world to compete for a cash prize pool exceeding $750,000. As a result, we have seen growth in our online poker fees rise more than 145% over 2003, and account for approximately 20% of revenue in 2004. This compares with over 10% in 2003. We also invested significantly to expand the capacity and resiliency of our poker system, which currently supports 10,000 simultaneous poker players. Today, nine major licensees use our solution and are benefiting from increased player traffic and revenue growth.

We continued to expand our game suite in our core casino business. In 2004, we introduced a succession of new casino product themes and variations. New games help re-energize players and drive increased revenue for our licensees. During 2004, we released more than 30 new choices of popular casino games, particularly in the slot category where we were underdeveloped. New games included a variety of new video slot themes, more multi-currency progressive jackpots, the Internet’s first “Fruit Machines” – a slot-type game found throughout British pubs – as well as additional card games such as Casino War, Casino Solitaire and new US and UK variations of Blackjack. As a result of new game introductions, our online casino revenue rose over 30% in 2004 compared to the previous year – even in a market that is more developed and competitive.

We continued to enhance our payment solution and services toward our goal of offering our customers’ players the broadest range of payment options for increased choice and convenience and to help our licensees grow profitable Internet businesses. In 2004, we released a new pre-paid card system and added a new European payment processor. We also continued to enhance our fraud control capabilities with a new poker fraud tool and additional third-party customer verification services.

Intangible Properties

As a leading software developer in the Internet gaming industry, our business is based on licensing our gaming software and related proprietary e-commerce technology and support services through WagerLogic. Licensing contracts generally extend from 3 to 5 years, although more recently 3 years in term, and have renewal provisions, which provides us with a long term recurring revenue stream. We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that much of our competitive position is dependent upon our ability to protect our proprietary information. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. Our source codes are proprietary to us and we protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our product or otherwise obtain and use information that we regard as proprietary.

We do not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction. However, our Company and subsidiaries have trademark registrations in certain jurisdictions and are in the process of applying for further trademark registrations and have submitted various patent applications in the United States, which would provide such protection in relevant jurisdictions. Certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

We also have licensing agreements with third parties for intellectual property that we use in the provision of our gaming software and services, which are subject to renewal.

Cycles

Historically, we have experienced slower revenues in the second and third quarters, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Economic Dependence

In fiscal 2004, our top 7 licensees accounted for approximately 93% of our total revenue, a similar concentration to 2003, although representing a different mix of licensees. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdiction or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

Changes to Contracts

The Company’s online gaming software solution and services are licensed to third-party gaming operators around the world. Licensing contracts generally extend from 3 to 5 years, although more recently 3 years in term, and have renewal provisions, which provides us with a long term recurring revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition.

Employees

As at December 31, 2004, our Company, including our subsidiaries, employed 291 people, with 219 employees located in Canada and 72 located internationally.

Foreign Operations

A significant portion of our revenues is derived from licensing and support fees in non-North American countries. The Company and our licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, others have demonstrated acceptance of such activities. Currently, approximately 85 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group.

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange risks, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world.

However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Risk Factors

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Company’s 2004 Management’s Discussion and Analysis filed with various Securities Commissions.

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees operate under online gaming licenses issued by governments in two jurisdictions, Alderney and Netherlands Antilles. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.

Currently, the UK intends to establish a regulated market for online gaming. The Isle of Man and Alderney – both in the British Isles – are already fully regulated environments for Internet gaming, based on high standards consistent with land-based gaming. The British government has introduced legislation to create a regulated and licensed jurisdiction for Internet gaming with the goal to enact the new law as early as 2005. Compliance with the new law may result in increased costs and could adversely affect our business, operating results and financial conditions. There is, however, no assurance that the UK Gambling Bill will be passed into law.

Opposing views are developing in Europe. Some European countries, including Italy, Germany and Holland where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these member states are in contrast with a recent favourably-viewed ruling from the European Court of Justice that challenged member state monopolies and have prompted the European Commission to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market.

As companies and consumers involved in Internet gaming, including our licensees and their players, are located around the globe, there is uncertainty regarding which government has authority to regulate or legislate the industry. However, legislation and legal action designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

Future decisions may have a material impact on our operations and financial results. Existing legislation, including US federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk governmental authorities may view us or our licensees as having violated such statutes. Therefore, there is a risk that legal proceedings could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry. This could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

Given the legislative uncertainty particularly in the US, we have geographically diversified our business and customer base in global markets that embrace online gaming. Nevertheless, there can be no assurances that additional legislation or the burdens associated with complying with them will not be proposed and passed in the United States or in other potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry.

Payment Processing

Starting in December 2001, certain financial institutions in the US ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced in lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the US and/or other countries will not enact additional restrictions. Such developments would have a material adverse effect on our business, revenues, operating results and financial condition. However, this risk has been mitigated with ongoing expansion of our alternate payment solutions and our strategy to expand in Europe. In addition, the loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems or measures in place will or can guarantee protection against fraudulent activities as well as limit access to minors, which could have a material effect on our business, revenue, operating results and financial conditions. We mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail of every transaction. As well, we have established relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing Canadian, US and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

E-commerce Adoption

The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. The marketplace for electronic commerce continues to develop, and is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on us by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected by delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If critical issues concerning the commercial use of the Internet are not favorably resolved (including security, reliability, cost, ease of use, accessibility and quality of service), if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel, this may negatively affect Internet usage, and our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

End-users of our software depend on Internet service providers, online service providers, gaming site operators and our system infrastructure for access to the sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability and interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Also, the increasing presence of viruses and cyber attacks may affect the viability and infrastructure of the Internet and could materially adversely affect our business.

Market Demand

The Internet gaming industry continues to rapidly evolve and are characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a high level of uncertainty and growing competition.

Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. If the market develops more slowly than expected, or becomes saturated with competitors or competitive products or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions/attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on Internet Service Providers (ISPs) to allow our licensees’ customers and servers to communicate with each other. If ISPs experienced service interruptions, it would prevent communication over the Internet and would impair our ability to carry on business.

Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the redundancy of our system infrastructure and support. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

As a result of increasing player deposit levels, we are subject to higher exposure to chargebacks, which may also result in possible penalties. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has a provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions and our relationship with credit card providers.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including US dollars, British pound sterling, Euros, and Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We utilize a hedging program to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of them or the inability to attract and retain highly qualified staff and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that puts pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses or our inability to manage or build future growth efficiently could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we may make acquisitions of or significant investments in businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by common risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential disruption of management from our business; the inability of management to maximize the financial and strategic position of our company or returns from the investment or acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new management personnel.

Stock Volatility

The market price of our common shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors affecting us and our competitors, such as proposed Internet gaming legislation or enforcement of existing laws, the announcement of new products or enhancements, innovation and technological changes, customer decisions, Internet security and system reliability issues, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares and an investment in our common shares may be difficult to realize. In addition, the availability of three markets in which our shares may trade may cause liquidity to become fragmented.

Item 5: DIVIDENDS

On September 10, 2003, CryptoLogic’s Board of Directors adopted a quarterly dividend policy, the first ever in our history. The Board declared our inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid on December 15, 2004. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

Item 6: DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares. As of December 31, 2004, there were 13,311,498 common shares issued and outstanding. The common shares entitle holders to one vote per share at all shareholder meetings. Common shareholders are also entitled to receive any dividends declared by the Board of Directors. The Company also has 30,000 Series F warrants outstanding, which entitles the holders to acquire common shares of the Company for Cdn$23.00 per share. The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2004, no warrants have been exercised.

Item 7: MARKET FOR SECURITIES

Our common shares have been listed for trading on The Toronto Stock Exchange since September 30, 1998 under the symbol “CRY”, on the NASDAQ National Market since March 20, 2000 under the symbol “CRYP”, and on the Main Market of the London Stock Exchange since September 15, 2003 under the symbol “CRP.” The following table provides the monthly trading information of the Company’s shares on the Toronto Stock Exchange for the year ended December 31, 2004*:

Trading summery for: CRY
Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2004/12	28.500	30.000	24.370	29.970	4,485	1,099,192	30,564,769.310
2004/11	18.650	29.500	18.650	29.390	4,919	1,543,203	37,216,329.410
2004/10	19.640	21.270	17.100	18.660	1,402	505,165	9,654,030.950
2004/09	18.790	20.060	18.280	19.550	1,175	292,753	5,714,131.840
2004/08	18.820	20.730	15.750	18.700	2,403	676,451	12,315,476.870
2004/07	23.890	24.000	18.500	19.280	1,687	379,816	7,680,071.170
2004/06	21.750	24.370	21.650	23.900	1,647	503,575	11,749,909.350
2004/05	24.400	25.460	20.700	22.000	2,089	726,054	16,416,277.220
2004/04	20.000	27.950	19.750	24.220	3,832	2,515,821	61,255,192.730
2004/03	21.850	23.500	18.390	19.840	2,821	965,995	20,518,627.310
2004/02	18.900	23.100	18.250	22.180	2,198	788,825	16,742,732.310
2004/01	15.250	19.500	15.250	18.700	2,036	721,569	12,907,404.220

*	Trading information is in Canadian dollars, except the number of trades and volume traded.

Item 8: DIRECTORS AND OFFICERS

The names of the directors and senior officers of our Company at March 24, 2005, their municipalities of residence, their respective positions with our Company and the date upon which they were first elected as a director or officer of CryptoLogic are set out in the below tables:

				Common
			Date of First	Shares Held
Name and Municipality			Election as	as at March
of Residence	Principal Occupation		Director(5)/Officer	24, 2005(6)

Robert H. Stikeman(2)(4) Toronto, Ontario	•	Chairman of the Board and Director of the Company	March 7, 1996	5,000
	•	Partner, Stikeman, Graham, Keeley & Spiegel LLP (a law firm)

Lorne Abony(1)(2)(4)	•	Director of the Company	May 1, 2003	36
Toronto, Ontario	•	CEO, FUN Technologies plc (a technology company)

Randall Abramson(1)(3)(4)	•	Director of the Company	May 1, 2003	1,800
Toronto, Ontario	•	Vice President, Strategic Capital Partners Inc., and CEO of its affiliate, Strategic Advisors Corp. (portfolio investment firms)

Stephen H. Freedhoff, CA, CFP(1)(3)(4)	•	Director of the Company	May 1, 2003	4,000
Toronto, Ontario	•	Self-employed consultant

Edward L. Greenspan, Q.C.(2)(3)(4)	•	Director of the Company	May 1, 2003	Nil
Toronto, Ontario	•	Senior partner, Greenspan, White (a law firm)

Lewis N. Rose(4)(7)	•	Director of the Company	July 15, 2002	40,000
Toronto, Ontario	•	President and CEO of the Company

Jenifer Cua(8) Toronto, Ontario	•	Interim CFO & Treasurer of the Company	May 27, 2004	3,125

Michael Starzynski Toronto, Ontario	•	CTO of the Company	March 17, 2003	2,650

Serguei Bourenkov(9) Toronto, Ontario	•	VP, Research & Systems Architecture	January 14, 2003	12,150

Andrew Goetsch Toronto, Ontario	•	VP, Poker Software Development	December 20, 2004	Nil

Marilyn Shabot Toronto, Ontario	•	VP, Human Resources	January 14, 2003	869

John FitzGerald Toronto, Ontario	•	General Counsel	May 1, 2003	50

Notes:

1.	Member of audit committee.

2.	Member of corporate governance & compliance committee.

3.	Member of compensation committee.

4.	Member of nominating committee.

5.	Each director is elected annually to hold office until the next annual meeting of shareholders.

6.	Common shares beneficially owned, directly or indirectly, or exercised control or direction over by director or officer.

7.	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003.

8.	Jenifer Cua was appointed Interim CFO and Treasurer on May 27, 2004. She joined the Company in 1998, and was most recently the Director, Treasury.

9.	Serguei Bourenkov was Director, Product Development in 2002, having joined CryptoLogic as one of the founding employees in 1996. He was appointed Vice President, Research & Systems Architecture on January 14, 2003.

As of March 24, 2005, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the issued and outstanding Common Shares of the Company.

Descriptions of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past 19 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of the Company’s Compliance and Nominating Committees.

Lorne Abony is Chief Executive Officer of FUN Technologies plc (formerly “CES Software”) since July 2002, a public company listed under the symbol “FUN” on the Toronto Stock Exchange (TSX) and the London Stock Exchange (LSE AIM). Prior to FUN Technologies, Mr. Abony was a venture partner at Elucid Technology Ventures, a private equity and venture capital firm based in New York. Before joining Elucid, he was founder and President of Petopia, an online pet food and supplies company that raised over $100 million in venture capital and was sold to Petco in November 2000. Mr. Abony is a member of the Law Society of Upper Canada and formerly practiced corporate and securities law at a large Toronto law firm.

Randall Abramson is co-founder and Vice President of Strategic Capital Partners Inc. and co-founder and Chief Executive Officer of its affiliate, Strategic Advisors Corp., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Strategic Capital and Strategic Advisors, Mr. Abramson was a portfolio manager and analyst at wealth management firm, Connor Clark & Company Ltd. from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited from 1991 to 1996.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.

Edward L. Greenspan, Q.C., L.L.D., D.C.L., is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970, and received his Queen’s Counsel in 1982. Mr. Greenspan taught law at the University of Toronto Law School for approximately 28 years. He has been involved in some of the most high profile cases in Canada. Mr. Greenspan was a Director of Alliance Communications Corp. from June 1993 to September 1998. Mr. Greenspan is also Chairman of the Company’s Compensation Committee.

Lewis N. Rose, CA was appointed Interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. Mr. Rose was also appointed to the Board on May 1, 2003. He has two decades of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s best-known companies. From 2000 to 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From 1998 to 2000, he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from 1997 to 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf’s Grocery Products Division. Before that, Mr. Rose was Assistant Vice President in the Merger and Acquisition Group of Wood Gundy Inc., now CIBC World Markets. Mr. Rose obtained his Chartered Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).

Jenifer Cua, CGA joined CryptoLogic in May 1998, and has a decade of accounting and controller experience including expertise in treasury management, budgeting, forecasting and fraud management functions. She was appointed Interim Chief Financial Officer and Treasurer on May 27, 2004, having most recently held the position of Director, Treasury at the Company. Ms. Cua is a Certified Public Accountant and Certified General Accountant.

Michael Starzynski was appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunication and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previous positions included Chief Technology Architect at CGI Canada and a 13-year career at Bell Canada, Canada’s leading telecommunication service provider.

Serguei Bourenkov was appointed Vice President, Research & Systems Architecture on January 14, 2003 and has more than a decade of software development and technical expertise. He joined CryptoLogic in 1996 after moving to Canada from Moscow, Russia. His career has spanned development of an equity fund management system, medical 3D visualization software and computer games as well as a currency trading system for Russia’s major bank. He also worked at the Institute of Acoustics in Russia modeling long-range underwater sound propagation, signal processing and 3D-graphics.

Andrew Goetsch joined CryptoLogic as Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch’s extensive strategic planning and poker experience will help CryptoLogic continue the development of its software product plans in the fast-growing online poker market. He is an experienced poker player who has had several final table appearances, and more than 200 “in the money” finishes in tournaments held both online and around the world, including the main event in the 2004 World Series of Poker.

As a senior executive with over 20 years experience in strategic planning, technology, finance and mergers and acquisitions, Mr. Goetsch has increased sales and profits for consumer goods and manufacturing companies. He obtained his Certified Public Accountant designation with Coopers & Lybrand (now PricewaterhouseCoopers).

Marilyn Shabot was appointed Vice President, Human Resources on January 14, 2003, having joined CryptoLogic in March 2002 as Director, Human Resources. Ms. Shabot has more than 15 years in human resources with extensive experience in recruiting at all levels, department set-up, policy development, group benefit design, training assessment and implementation, and employee relations. From 2000 to 2002, she was Manager of Human Resources with Documentum Canada (The Bulldog Group Inc.), a leading provider of content management solutions. From 1997 to 2000, Ms. Shabot was Manager of Human Resources with Simcoe Parts Service Inc., an affiliate of Honda Canada Manufacturing.

John FitzGerald was appointed General Counsel on May 1 2003. Prior to joining CryptoLogic, Mr. FitzGerald held the positions of Chief Operating Officer and General Counsel at Ball Brewing Company Limited from 2001 to 2002. In 1998, he began his legal career with the law firm Fasken Campbell Godfrey, now Fasken Martineau, focusing primarily on mergers and acquisitions and public finance. In 1998 while at Fasken Martineau, Mr. FitzGerald was seconded to the Ontario Securities Commission.

Conflicts of Interest

Robert Stikeman is Chairman of CryptoLogic’s Board of Directors and reports to the board, not to management. Mr. Stikeman is a law partner in a law firm that provides advice to the Company. While the Company does not believe that there is any material conflict of interest, as in any situation, there is potential for conflict when outside counsel is also a member of the Board. The Company does not believe Mr. Stikeman’s relationship with the Company should reasonably be perceived to materially interfere with his ability to act in the best interest of the Company, however, under Toronto Stock Exchange Guidelines, he is considered a “related director”, as he has a business relationship with the board as a paid advisor.

Item 9: LEGAL PROCEEDINGS

Except as set out below, as at March 24, 2005 (being the latest practicable date prior to the publication of this document) the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company or its subsidiaries are aware) which may have or had in the past 12 months a significant effect on our financial position:

Websports Technologies Inc. (“Websports”), a start-up technology company, commenced legal proceedings in an Ontario court against the Company in November 2002. Websports has claimed US$153,500,000 for breach of contract and misrepresentation and punitive damages in the amount of US$15,000,000. Websports also claims US$100,000,000 for conspiracy, collusion, misrepresentation, deceit, sabotage, inducing breach of contract and intentional interference with contractual relations and economic interests of Websports and punitive damages in the amount of US$25,000,000. Websports has alleged that these damages result from, among other things, the Company’s failure to conclude an alleged promised investment in Websports. Based on legal advice received by the Company, we consider the claims to be without merit and they will be vigorously defended. Even though the proceedings were initiated in late 2002, we are still in the preliminary stages with preliminary motions expected to be heard and concluded in the next few months in respect of the payment of security for our costs of the proceedings, which the plaintiffs may be required to pay into the court.

Given the nature of the business environment in which we operate and the relative strength of our financial position, other third parties have threatened to issue legal proceedings against the Company based on alleged infringement of patents, trademark, copyright and/or other intellectual property rights. None of these threats has as yet resulted in legal proceedings, although there can be no assurance that the assertion of such claims will not result in litigation nor that the Company would prevail. An adverse determination in litigation proceedings could subject the Company to significant liabilities to third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licences may not be available to the Company on satisfactory terms, if at all.

The Company closely monitors the progress of all threatened litigation and, where the Directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements.

Item 10: TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agents are Equity Transfer Services Inc. (Toronto, Canada) and Continental Stock Transfer & Trust Company (New York, USA).

Item 11: ADDITIONAL INFORMATION

Additional information regarding the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, if applicable, will be contained in the Company’s information circular in respect of the Company’s annual and special meeting of shareholders to be held on May 12, 2005. Additional financial information is provided in the Company’s comparative consolidated financial statements and notes thereto for the fiscal year ended December 31, 2004, which have been filed with various Securities Commissions and will be provided in the Company’s 2004 Annual Report.

Copies of the above documents and additional copies of this Annual Information Form may be obtained upon request by contacting the Company’s Investor Relations Department at head office located at 1867 Yonge St., 7th Floor, Toronto, Ontario, Canada, M4S 1Y5, telephone: 416-545-1455, fax: 416-545-1454, e-mail: investor.relations@cryptologic.com and have been filed and are available on SEDAR (www.sedar.com).